UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                 Filed       pursuant to Section 16(a) of the
                                             Securities Exchange Act of 1934,
                                             Section 17(a) of the Public Utility
                                             Holding Company Act of 1935 or
                                             Section 30(f) of the Investment
                                             Company Act of 1940

FORM 5

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b) Form 3 Holdings Required

Form 4 Transactions Required

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Cherry, Jr.                         Arthur                       L.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)
2.  ISSUER NAME AND TICKER OR TRADING SYMBOL

        Federated Investors, Inc.   FII

3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

4.  STATEMENT FOR MONTH/YEAR
        12/98

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

___X___ Director                    ________ 10% Owner
___X___ Officer (give title below)  ________ Other (specify below)

        President of Federated Services Company

7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

___X__   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


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


             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of         2.           3.              4.  Securities Acquired (A)     5.  Amount of        6.  Ownership   7.  Nature of
   Security         Transaction      Transaction    or Disposed of (D) (Instr.   Securities           Form:  Direct    Indirect
   (Instr. 3)       Date             Code           3, 4, and 5)                 Beneficially Owned   (D) or Indirect   Beneficial
   (Mon/day/year)   (Instr. 8)                                  at End of Month      (I) (Instr. 4)    (Instr. 4)       Ownership
                                                                                 (Instr. 3 and 4)
                                 Code    V       Amount     (A) or     Price

                                                               (D)

Class B Common      8/10/98              P       29         A          17.68     49,259               I          by spouse as
   Stock                                                                                                         custodian for minor
                                                                                                                 children

Class B Common      11/13/98             P       30         A          18.25     49,259               I          by spouse as
   Stock                                                                                                         custodian for minor
                                                                                                                 children

Class B Common      8/10/98              P       36         A          17.68     461,894              D
   Stock

Class B Common      11/13/98             P       58         A          18.25     461,894              D
   Stock

Class B Common      8/10/98              P       27         A          17.68     13,054               I          by spouse
   Stock

Class B Common      11/13/98             P       27         A          18.25     13,054               I          by spouse
   Stock

     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting  person,  see Instruction
4(b)(v).




FORM 4 (continued)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.  Title of Derivative   2.  Conversion     3.  Transaction     4.  Transaction Code   5.  Number of        6.  Date Exercisable
Security (Instr. 3)       or Exercise        Date                   (Instr. 8)          Derivative           and Expiration Date

                          Price of           (Month/Day/Year)                           Securities           (Month/Day/Year)
                          Derivative                                                    Acquired (A) or
                          Security                                                      Disposed of (D)

                                                                                        (Instr. 3, 4, and
                                                                                        5)

                                                                 Code      V            (A)         (D)      Date
                                                                                                             Exercisable  Expiration

                                                                                                                          Date

Stock Option
(Right to purchase)

Stock Option
(Right to purchase)

Stock Option
(Right to purchase)

7.  Title and Amount of Underlying   8.  Price of         9.  Number of            10.  Ownership       11.  Nature of Indirect
Securities (Instr. 3 and 4)          Derivative           derivative Securities    Form of Derivative   Beneficial Ownership

                                     Security (Instr. 5)  Beneficially Owned at    Security:  Direct    (Instr. 4)
                                                          End of Month (Instr. 4)  (D) or indirect (I)

                                                                                   (Instr. 4)

Title                Amount or
                     Number of
                     Shares

                                                          22,200                   D

                                                          300,000                  D

                                                          60,000                   D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
If space is insufficient, See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ ARTHUR L. CHERRY                        FEBRUARY 10, 1999
--------------------------------------      ---------------------------
**Signature of Reporting Person             Date